EXHIBIT (a)(9)



                                                                   March 3, 2004



Dear Celanese Shareholder,


BCP Crystal Acquisition GmbH & Co. KG (the "Bidder"), an acquisition entity controlled by a number of investment funds advised by The Blackstone Group, has offered to acquire all Celanese shares for EUR 32.50 per share in cash upon the terms and subject to the conditions described in the Offer Document published by the Bidder on February 2, 2004.


We are writing to you today to remind you that the initial acceptance period for the Blackstone offer expires on


March 15, 2004 at 24:00h German time, 6:00 p.m. New York time


Please note that contrary to the practice in the US and other countries outside of Germany, there will be no opportunity for the Bidder to waive any conditions attached to the offer after March 13. Shareholders planning to tender in the offer's subsequent acceptance period may do so only if the 85% minimum acceptance condition, as well as the other conditions to the offer, have been satisfied or waived by the Bidder. Otherwise, there will be no subsequent acceptance period and the offer will lapse.


The Management Board and the Supervisory Board of Celanese AG recommend that its shareholders accept the offer. The Management Board has stated that it believes that the offer is in the interests of the company, the shareholders of the company and the company's employees.


The procedures for tendering your shares in the offer depend on how your shares are held. Please see the offer document for more information, call the information hotline we have established at the numbers set forth below or contact your financial advisor at your bank or broker. If you do not have the necessary documentation please contact your financial advisor. He or she may also be able to help you with any further questions you may have.


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Shareholders should also read the reasoned opinions prepared by the Management
Board and the Supervisory Board in accordance with the German Securities Acquisition and Takeover Act (WpUG) and Celanese's solicitation/recommendation statement on Schedule 14D-9, because such documents contain important information about the offer. The reasoned opinions of the Management Board and of the Supervisory Board have been published on the Celanese Internet page at http://www.celanese.com. In addition, the English versions of the reasoned opinions have been included as exhibits to the solicitation/recommendation statement on Schedule 14D-9, which has been filed by Celanese AG with the US Securities and Exchange Commission. Shareholders can obtain for free the solicitation/recommendation statement on Schedule 14D-9 and other documents filed at the SEC at the SEC's website http://www.sec.gov. For any questions regarding the offer or to obtain copies of the Offer Document, the reasoned opinions or the solicitation/recommendation statement on Schedule 14D-9 you can also call the investor hotline in the US at +1-888-684-1236 (toll-free) or in Germany at 0800-5600815 (toll-free).


Sincerely,


/s/  Claudio Sonder                        /s/  Dr. Gunter Metz
-------------------------------------     -------------------------------------
Claudio Sonder                            Dr. Gunter Metz
Chairman of the Board of Management       Chairman of the Supervisory Board